Exhibit 99.1

Contents
Report to Shareholders	i

Management’s Discussion and Analysis
Caution Regarding Forward-Looking Statements	M-1
Vision, Core Business, and Strategy	M-2
Results	M-2
Summary of Quarterly Results	M-12
Liquidity and Capital Resources	M-14
Other	M 16
Outlook	M-17
Critical Accounting Estimates, Developments,
and Measures	M-17
Controls and Procedures	M-18
Risk Factors	M-18

Unaudited Interim Consolidated Financial Statements
Consolidated Balance Sheets	F-1
Consolidated Statements of Income	F-2
Consolidated Statements of Shareholders’ Equity
and Comprehensive Income	F-3
Consolidated Statements of Cash Flows	F-4
Notes to the Unaudited Interim Consolidated
Financial Statements	F-5

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the roadways we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are offered through approximately 9,000 employees operating out of more than 125 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC.

Stantec is One Team providing Infinite Solutions.

Report to Shareholders

First Quarter 2008 Financial Highlights

•
Gross revenue for the first quarter of 2008 increased 34.9% to $291.8 million, compared to $216.3 million for the first quarter of 2007. Net revenue increased 32.6% to $254.9 million, compared to $192.3 million for the first quarter of 2007.

•	Net income for the first quarter of 2008 increased 9.7% to $16.9 million, compared to $15.4 million for the first quarter of 2007.
•	Diluted earnings per share for the first quarter of 2008 were 12.1% higher at $0.37, versus $0.33 for the first quarter of 2007.

I am pleased to report continuing improved performance for our Company for the first quarter of 2008. Net income for the quarter was $16.9 million, and diluted earnings per share were $0.37, representing increases of 9.7% and 12.1%, respectively, compared to the first quarter of 2007.

Our performance in the first of quarter of 2008 was continuing validation of the strength of our business model and our ability to execute in a challenging business environment. During the quarter, decreased demand for services in our Urban Land practice area was offset by increased demand for services in our Industrial and Environment practice areas.

We completed four acquisitions during the first quarter, adding nearly 1,200 new employees to our organization across the United States. In January, we acquired The Zande Companies, Inc., a 285-person firm based in Columbus, Ohio. This addition strengthened our operations in the midwestern United States while bolstering our service offerings to public sector clients in the environment sector. We also completed the acquisition of Rochester Signal, Inc., a 25-person firm based in Rochester, New York, which added signal systems design to our transit-related services. In February, we acquired Secor International Incorporated Holdings, Inc. (Secor), a firm headquartered in Redmond, Washington. Along with adding 700 employees to our operations, the acquisition of Secor expanded our geographic reach into four new states and increased our capabilities in the environment sector, particularly in the area of environmental remediation. Finally, in March, we acquired RHL Design Group, Inc., a 170-person firm based in Petaluma, California. This addition enhanced the commercial development services we provide to national clients through our Urban Land practice area.

During the first quarter, we secured a diverse range of new projects, illustrating the growing diversity of our service capabilities. In the Buildings area, we were chosen to act as the prime consultant for a fast-track project to develop a 12-megawatt cogeneration facility at the University of Calgary in Calgary, Alberta. Our responsibilities include architecture; structural, mechanical, and electrical engineering; and project management. We were also awarded an initial contract to secure all the city and regulatory approvals and begin the early preliminary design for a new building on the Toronto Western Hospital campus in Toronto, Ontario, an assignment that will bring together our expertise in architecture, urban planning, clinical planning, and sustainable design. The 37,161-square-metre (400,000-square-foot) facility will include research, laboratory, and rehabilitation space.

In the Transportation area, we were chosen to complete the final design of the reconstruction of a diamond interchange into a single-point urban interchange on U.S. Route 301 at Interstate 95 in Robeson County, North Carolina, for the North Carolina Department of Transportation. The work will include roadway design, interchange design, and traffic maintenance. Similarly, we were contracted to prepare the preliminary design of an upgrade of 10 miles (16.1 kilometres) of NYS Route 17 to Interstate 86 in Broome County, New York, for the New York State Department of Transportation. In addition to developing alternatives for eliminating nonstandard features at two interchanges, the project will involve the evaluation of guide rails, median barriers, roadside signage, and right-of-way fencing. We also secured an assignment to provide detailed design and environmental assessment services for the rehabilitation of Highway 21 in Huron County, Ontario, for the Ministry of Transportation of Ontario. Scheduled for completion in 2009, the project entails engineering surveys, pavement investigations and design, foundation investigations, bridge structure rehabilitations, highway rehabilitation design, highway signing and pavement marking design, and drainage improvements.

i

Work in the Environment area during the quarter reflected the evolution of our capabilities in geotechnical engineering and environmental remediation as a result of recent acquisitions. For example, in Jefferson County, Kentucky, we are serving as the lead geotechnical engineer—determining geologic and soil characteristics—for the development of over 83 bridges and 38 retaining walls for the Louisville-Southern Indiana Ohio River Bridges Project, one of the largest transportation projects currently under way in the United States. In San Bernardino, California, we are helping the municipal water department implement a groundwater remedial action at the Newmark Groundwater Contamination Superfund Site to address the impacts of chemical compounds (perchloroethylene and trichloroethylene) on groundwater in a large portion of the city. The remedial action is enabling the water department to reestablish the water supply capacity it has lost to groundwater contamination to over 20,000 US gallons (76,000 litres) per minute. In Columbus, Ohio, we are working on the detailed design of a renovation and upgrade of the existing support facilities at the Columbus Southerly Wastewater Treatment Plant. The improvements will address vital operations and maintenance needs.

In the Urban Land area, we were contracted to provide landscape architecture and civil engineering services for a master plan for restoring the 23-acre (9.3-hectare) City Park in New Rochelle, New York, including renovating Skedelsky Athletic Field. We are also responsible for preparing a feasibility study as well as the conceptual design of a new indoor recreation facility at the park. In Niagara County, New York, we are completing an assignment to provide civil engineering, landscape architecture, and land planning services for the development of a new, privately owned 350-bed student housing apartment building near Niagara County Community College. The project is located next to regulated wetlands, and to protect these sensitive areas, our plan for the stormwater management ponds included wet pools and plantings designed to improve water quality and enhance wetland habitats at the site.

Overall, the first quarter of 2008 was active, as well as challenging in certain markets, for our Company. Yet in this environment, we demonstrated, once again, the robustness of our business model and our ability to execute. Our employees were able to successfully lever our increasing scope and size while we continued to integrate newly acquired companies and meet the challenges of changing market conditions through effective work sharing across our offices. Going forward, we are confident that our model’s strength and flexibility will enable us to continue to grow profitably.

Tony Franceschini, P.Eng.
President & CEO
April 25, 2008

ii

MANAGEMENT’S DISCUSSION AND ANALYSIS

Dated April 25, 2008

This Management’s Discussion and Analysis of Stantec Inc.’s operations and cash flows for the quarter ended March 31, 2008, should be read in conjunction with our Company’s unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2008, the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2007 Financial Review, and the Report to Shareholders contained in our 2008 First Quarter Report. Unless otherwise indicated, all amounts shown below are in Canadian dollars. We continue to use the same accounting policies and methods as those used in 2007 except for the adoption of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1535, “Capital Disclosures”; Section 3862 “Financial Instruments—Disclosures”; and Section 3863, “Financial Instruments—Presentation.” A description of these new standards and their impact on our financial position or results of operations is detailed in note 1 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2008, and in the Critical Accounting Estimates, Developments, and Measures section below. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference herein, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goal in the Visions, Core Business, and Strategy section and of our annual targets and expectations for our practice areas in the Results and Outlook sections, and may be contained in filings with security regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2008 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations or for the Canadian or US economies.

We provide a financial outlook (a type of forward-looking statement) for our business in the Vision, Core Business, and Strategy; Results; and Outlook sections below in order to describe management expectations and targets by which we measure our success. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Assumptions about the performance of the Canadian and US economies in 2008 and how this performance will affect our business are material factors we consider in determining our forward-looking statements and are discussed in the Outlook section of our 2007 Financial Review. There is a significant risk that predictions and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors, including, but not limited to, global capital market activities; fluctuations in interest rates or currency values; our ability to execute our strategic plans or to complete or integrate acquisitions; critical accounting estimates; the effects of war or terrorist activities; the effects of disease or illness on local, national, or international economies; the effects of disruptions to public infrastructure such as transportation or communications; disruptions in power or water supply; industry or worldwide economic or political conditions; regulatory or statutory developments; the effects of competition in the geographic or business areas in which we operate; the actions of management; or technological changes.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

We caution that the foregoing list is not exhaustive of all possible factors and that other factors could adversely affect our results. The Risk Factors section of our 2007 Financial Review provides additional information concerning key factors that could cause actual results to differ materially from those projected in our forward-looking statements. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of April 25, 2008, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time.

VISION, CORE BUSINESS, AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, project management, and project economics for infrastructure and facilities projects. Through multidiscipline service delivery, we support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond. Our goal is to become a top 10 global design and consulting services firm, and our focus is providing professional services in the infrastructure and facilities market principally on a fee-for-service basis. To achieve our objective, we must expand the depth and breadth of our services, which will result in growth. We intend to continue to pursue a prudent growth plan. Our vision, core business, and strategy and the key performance drivers and capabilities required to meet our goals have not changed in Q1 08 from those described in our 2007 Financial Review.

RESULTS

Overall Performance

Highlights for Q1 08

By executing our business strategy, we generated the results summarized below for the quarter ended March 31, 2008, compared to the quarter ended March 31, 2007:

(In millions of Canadian dollars, except per share amounts)	Q1 08	Q1 07	$ Change	% Change

Gross revenue	291.8	216.3	75.5	34.9%
Net revenue	254.9	192.3	62.6	32.6%
Net income	16.9	15.4	1.5	9.7%
Earnings per share – basic	0.37	0.34	0.03	8.8%
Earnings per share – diluted	0.37	0.33	0.04	12.1%
Cash flows used in operating activities	(53.8)	(15.7)	(38.1)	n/a
Cash flows used in investing activities	(88.9)	(8.4)	(80.5)	n/a
Cash flows from financing activities	132.0	38.9	93.1	n/a

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

In our 2007 annual Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal 2008. Below is an indication of our progress toward these targets:

Measure	2008 Expected Range	Actual to Q1 08	Performance

Net debt to equity ratio (note 1)	At or below 0.5 to 1	0.56	Í
Return on equity (note 2)	At or above 14%	16.4%	✓
Net income as % of net revenue	At or above 6%	6.6%	✓
Gross margin as % of net revenue	Between 55 and 57%	55.0%	✓
Administrative and marketing expenses as % of net revenue	Between 41.5 and 43.5%	42.0%	✓
Effective income tax rate	Between 29 and 31%	30.1%	✓

note 1: Net debt to equity ratio is calculated as long-term debt plus current portion of long-term debt plus bank indebtedness less cash and cash held in escrow, all divided by shareholders’ equity.
note 2: Return on equity is calculated as net income for the last four quarters divided by average shareholders’ equity over each of these quarters.
✓ Meeting target
ÍNot meeting target (see page M-15)

The following highlights the key activities and initiatives that occurred in the first quarter ended March 31, 2008:

•
Gross revenue increased 34.9% from $216.3 million in Q1 07 to $291.8 million in Q1 08; net income increased 9.7% from $15.4 million in Q1 07 to $16.9 million in Q1 08; and diluted earnings per share increased 12.1% from $0.33 in Q1 07 to $0.37 in Q1 08. The continuing strength of our results reflects the ability of our business model to adapt to changing market conditions throughout North America. Continued weakness in the residential land market in the United States in the quarter contributed to a decrease in revenue in our Urban Land practice area compared to Q1 07. This decline was offset by an increase in revenue in our other practice areas, particularly our Industrial and Environment practice areas.

•
On January 2, 2008, we acquired The Zande Companies, Inc. (Zande), which added approximately 285 staff to our Company. The acquisition of this firm strengthened our operations in the midwestern United States and increased the depth of our service offerings to public sector clients in the environment sector. Zande provides services mainly in water and wastewater treatment facility design, environmental management, and transportation, as well as complementary services in planning, landscape architecture, surveying, and land development.

•
On January 2, 2008, we acquired Rochester Signal, Inc. (Rochester Signal), which added approximately 25 staff. This acquisition supplemented the existing transit-related services offered by our Company. Rochester Signal provides signal design and related construction management, installation, and testing services, along with engineering support for the development of all types of rail systems, from main and commuter lines to rapid transit and light rail.

•
On February 1, 2008, we acquired SII Holdings, Inc. (Secor), adding approximately 700 staff. The acquisition of this firm significantly increased our environmental service offerings, particularly for clients in the private sector. Secor provides expertise in downstream marketing remedial services to the US energy industry, as well as comprehensive environmental remediation services to the manufacturing, chemical, pulp and paper, and transportation industries.

•
On March 14, 2008, we acquired RHL Design Group, Inc. (RHL), which added approximately 170 employees. The acquisition of this firm, headquartered in Petaluma, California, with several offices in the western United States, significantly increased the Company’s commercial development services. RHL provides full program implementation and comprehensive design services for commercial clients with regional or national multilocation facilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

•
On January 22, 2008, we reached an agreement to increase the limit of our existing revolving credit facility from $160 million to $250 million. The agreement also includes a provision for access to an additional $50 million under the same terms and conditions upon approval from our lenders. This financing provides us additional flexibility for continued growth.

Balance Sheet

Our shareholders’ equity increased by $26.7 million in the first quarter of 2008 due mainly to $16.9 million in net income, an $11.6 million change in our accumulated other comprehensive income, and $1.1 million in stock-based compensation expense, offset by $3.5 million from shares repurchased under our normal course issuer bid. Our accumulated other comprehensive income represents an unrealized foreign exchange loss on our investment in our self-sustaining US subsidiaries when translated into Canadian dollars and unrealized gains and losses on our investments held for self-insured liabilities.

Our total liabilities increased $156.0 million from December 31, 2007. This increase was mainly due to our revolving credit facility increasing from $52.1 million at December 31, 2007, to $206.4 million at March 31, 2008, in order to finance operations and acquisition activities during the quarter. The increase in long-term debt was partially offset by a $27.3 million decrease in accounts payable and accrued liabilities due primarily to the timing of payments for annual employee bonuses and the payment of higher than normal trade payables and accrued liabilities assumed on acquisitions completed in Q4 07.

Our total assets increased by $182.8 million from December 31, 2007. This increase was due mainly to an increase in accounts receivable, cost and estimated earnings in excess of billings, goodwill, and intangible assets arising from the acquisitions completed in the first quarter of 2008. In addition, the carrying value of the assets and liabilities of our US subsidiaries on our consolidated balance sheets increased due to the weakening of the Canadian dollar from US$1.01 at December 31, 2007, to $0.97 at March 31, 2008.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results in Q1 08 compared to the same period last year:

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

	Quarter ended March 31
	Percentage of Net		Percentage
	Revenue		Increase*
	2008	2007	2008 vs. 2007
Gross revenue	114.5%	112.5%	34.9%
Net revenue	100.0%	100.0%	32.6%
Direct payroll costs	45.0%	43.2%	38.1%
Gross margin	55.0%	56.8%	28.4%
Administrative and marketing expenses	42.0%	42.5%	31.0%
Depreciation of property and equipment	2.1%	2.1%	31.7%
Amortization of intangible assets	1.0%	0.4%	200.0%
Net interest expense (income)	0.6%	(0.1%)	n/m
Share of income from associated companies	0.0%	0.0%	n/m
Foreign exchange gains	(0.1%)	(0.1%)	100.0%
Other income	(0.1%)	(0.1%)	(33.3%)
Income before income taxes	9.5%	12.1%	3.9%
Income taxes	2.9%	4.1%	(7.6%)
Net income	6.6%	8.0%	9.7%
* Percentage increase calculated based on the dollar change from the comparable period
n/m = not meaningful

The following discussion outlines certain factors affecting the results of our operations for the first quarter of 2008 and should be read in conjunction with our unaudited consolidated financial statements for the quarter ended March 31, 2008.

Gross and Net Revenue

In the course of providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross and net revenue for the first quarter of 2008 compared to the same period in 2007. Revenue earned by acquired companies in the first 12 months following acquisition is reported as revenue from acquisitions rather than revenue from internal growth.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

First Quarter
Gross Revenue	2008 vs. 2007
(In millions of Canadian dollars)
Increase (decrease) due to:
Acquisition growth	89.7
Internal growth	(0.3)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(13.9)

Total increase in gross revenue	75.5

First Quarter
Net Revenue	2008 vs. 2007
(In millions of Canadian dollars)
Increase (decrease) due to:
Acquisition growth	75.5
Internal growth	(0.7)
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(12.2)

Total increase in gross revenue	62.6

The net increase in gross revenue was $75.5 million for Q1 08 over Q1 07 due to growth of $89.7 million from acquisitions, offset by an impact of foreign exchange rates on revenue earned by foreign subsidiaries of $13.9 million and a decline in revenue from internal growth of $0.3 million. The increase in acquisition gross and net revenue in the quarter-over-quarter comparison was due to the revenue earned in Q1 08 attributed to the Vollmer Associates LLP (Vollmer), Land Use Consultants, Inc., and Geller DeVellis, Inc. acquisitions, which were completed in Q2 07; the Trico Engineering Consultants, Inc (Trico) and Chong Partners Architecture, Inc. (Chong Partners) acquisitions, which were completed in Q3 07; the Woodlot Alternatives, Inc., Neill and Gunter companies, Moore Paterson Architects Inc., Murphy Hilgers Architects Inc., and Fuller, Mossbarger, Scott & May Engineers, Inc. (FMSM) acquisitions, which were completed in Q4 07; and the Zande, Rochester Signal, Secor, and RHL acquisitions, which were completed in Q1 08.

Gross revenue earned in Canada during Q1 08 increased to $148.9 million compared to $120.9 million in Q1 07. Gross revenue generated in the United States during Q1 08 increased to $140.7 million compared to $93.3 million in Q1 07. The increase in revenues in both our US- and Canadian-based operations was positively impacted by the acquisitions completed in 2007 and in Q1 08.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

The following table summarizes the growth in gross revenue by practice area in the first quarter of 2008 compared to the same period in 2007:

Practice Area Gross Revenue	Quarter ended March 31, 2008	% of Consulting Services Gross Revenue	Quarter ended March 31, 2007	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2008 vs. 2007
	(millions of C$)		(millions of C$)

Buildings	63.7	21.8%	49.0	22.7%	30.0%
Environment	76.9	26.4%	43.1	19.9%	78.4%
Industrial	49.5	17.0%	29.1	13.5%	70.1%
Transportation	35.6	12.2%	27.9	12.9%	27.6%
Urban Land	66.1	22.6%	67.2	31.0%	-1.6%
Total Consulting Services	291.8	100.0%	216.3	100.0%	34.9%

As indicated above, our gross revenue was impacted by acquisitions, decline in internal growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized below:

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

	Quarter ended March 31, 2008 vs. 2007
		Change Due	Change Due	Change Due
		to	to Internal	to Foreign
Practice Area Gross Revenue	Total Change	Acquisitions	Growth	Exchange
		(In millions of Canadian dollars)
Buildings	14.7	12.7	3.1	(1.1)
Environment	33.8	32.3	4.5	(3.0)
Industrial	20.4	18.3	3.5	(1.4)
Transportation	7.7	13.1	(3.1)	(2.3)
Urban Land	(1.1)	13.3	(8.3)	(6.1)

Total Consulting Services	75.5	89.7	(0.3)	(13.9)

The following lists the acquisitions completed in 2007 and 2008 that impacted specific practice areas:

•
Buildings: Nicolson Tamaki Architects Inc. (March 2007); Vollmer Associates LLP (April 2007); Chong Partners Architecture, Inc. (September 2007); Neill and Gunter companies (October 2007); Moore Paterson Architects Inc. (November 2007); and Murphy Hilgers Architects Inc. (November 2007)

•
Environment: Vollmer Associates LLP (April 2007); Trico Engineering Consultants, Inc. (August 2007); Woodlot Alternatives, Inc. (October 2007); Neill and Gunter companies (October 2007); Fuller, Mossbarger, Scott & May Engineers, Inc.(December 2007); The Zande Companies, Inc. (January 2008); and SII Holdings, Inc. (February 2008)

•	Industrial: Neill and Gunter companies (October 2007)

•	Transportation: Vollmer Associates LLP (April 2007); Neill and Gunter companies (October 2007); Rochester Signal, Inc. (January 2008); and The Zande Companies, Inc. (January 2008)

•
Urban Land: Vollmer Associates LLP (April 2007); Land Use Consultants, Inc. (April 2007); Geller DeVellis, Inc. (May 2007); Trico Engineering Consultants, Inc. (August 2007); The Zande Companies, Inc. (January 2008); and RHL Design Group, Inc. (March 2008)

All of our practice areas generate a portion of their gross revenue in the United States. The value of the Canadian dollar averaged US$1.00 in Q1 08 compared to US$0.85 in Q1 07, representing an appreciation of 17.6%. This strengthening of the Canadian dollar had a negative effect on the revenue reported in Q1 08 compared to Q1 07.

Buildings. Gross revenue for the Buildings practice area grew by 30.0% in Q1 08 compared to Q1 07. Of the $14.7 million increase, $12.7 million was due to acquisitions, and $3.1 million was due to internal growth, offset by a foreign exchange impact of $1.1 million. The Buildings practice area continues to secure significant projects and to experience consistently strong project volumes in both the public and private sectors. With the public sector in British Columbia and Ontario trending toward public-private partnerships (P3), the practice area is well positioned to secure project work from P3 clients. For example, during the quarter, we began working on a major commission to design a cogeneration facility for the University of Calgary in Calgary, Alberta. In addition, we were awarded an initial contract to secure all the city and regulatory approvals and begin the early preliminary design for a new building on the Toronto Western Hospital campus in Toronto, Ontario, an assignment that will bring together our expertise in architecture, urban planning, clinical planning, and sustainable design. The 37,161-square-metre (400,000-square-foot) facility will include research, laboratory, and rehabilitation space. To level our internal workloads and assist our clients in meeting their needs, the practice area continues to make use of work-sharing initiatives across the Company. We believe that the outlook for the Buildings practice area remains stable. Having established top-tier architecture and buildings engineering practices in Canada, going forward we expect to focus on enhancing our architecture and buildings engineering presence in the United States. The 2007 acquisition of Chong Partners was a start toward this initiative.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Environment. Gross revenue for the Environment practice area increased by 78.4% in Q1 08 compared to Q1 07. Of the $33.8 million increase, $32.3 million was due to acquisitions, and $4.5 million was due to internal growth, offset by a foreign exchange impact of $3.0 million. The Environment practice area remains strong due to our geographic footprint and the strong economy in some of our existing markets like western Canada. We have also been successful in securing additional work in the public sector in Ontario, Canada. Recent acquisitions have broadened the practice area’s service capabilities and geography to include new and expanded service areas in geotechnical engineering and environmental remediation. Recent project successes have included securing an assignment to provide the detailed design of a renovation and upgrade of the support facilities at the Columbus Southerly Wastewater Treatment Plant in Columbus, Ohio, and a project to assist the municipal water department in San Bernardino, California, with the implementation of a groundwater remedial action at the Newmark Groundwater Superfund Site. As well, the integration of FMSM, which gave us a new practice in geotechnical engineering, has resulted in our serving as the lead geotechnical engineering firm for the Louisville-Southern Indiana Ohio River Bridges Project. We also continue to work on projects in the areas of water supply master planning and water supply facility development, including groundwater, surface water, and recycled water systems in the US West. During the quarter, the Environment practice area continued to improve its operating effectiveness in the US East in terms of client selection, project management, sales efficiency, and staff level management in relation to existing backlog.

The outlook for this practice area for the rest of 2008 remains positive. Through the further integration of FMSM, Zande, and Secor, we will continue to strengthen our capabilities in geotechnical engineering, wet weather projects, and environmental remediation, as well as expand our relationships and opportunities with global integrated energy firms.

Industrial. Gross revenue for the Industrial practice area grew by 70.1% in Q1 08 compared to Q1 07. Of the $20.4 million increase, $18.3 million was due to acquisitions, and $3.5 million was due to internal growth, offset by a foreign exchange impact of $1.4 million. The internal growth was primarily due to projects secured as a result of the strong economy in Canada, especially in western Canada. During the quarter, the Industrial practice area continued to provide services for the development of facilities and infrastructure in support of major projects in British Columbia and Alberta. In addition, we secured an assignment to provide project controls to the Toronto Transit Commission for the extension of the Spadina subway in Toronto, Ontario. As well, the practice area continues to work on various projects for the Department of National Defence across Canada and to market its expertise to capture more projects in the power transmission and distribution sector. The Industrial practice area will continue with the integration of approximately 650 staff from the Neill and Gunter companies and focus on operational effectiveness and work-sharing initiatives across the Company. Competition for qualified staff, especially in western Canada, is expected to continue in 2008.

Transportation. Gross revenue for the Transportation practice area grew by 27.6% in Q1 08 compared to Q1 07. Of the $7.7 million increase, $13.1 million was due to acquisitions, offset by a $3.1 million decline in revenue from internal growth and a foreign exchange impact of $2.3 million. The decline in revenue from internal growth from Q1 07 to Q1 08 was mainly due to a reduction in gross revenue associated with subconsultant and other direct expenses and not to weak market conditions. Funding for transportation—especially roadway—projects in our principal markets remains stable. As a result, prospects continue to be strong, particularly in the United States. For example, during the quarter, the practice area secured a project to provide the detailed design of the rehabilitation of Highway 21 from St. Joseph to Bayfield, Ontario, for the Ministry of Transportation of Ontario as well as preliminary design services for an upgrade of a 10-mile (16.1-kilometre) section of NYS Route 17 to Interstate 86 in Broome County, New York, for the New York State Department of Transportation. The outlook for the Transportation practice area remains stable for 2008.

Urban Land. Gross revenue for the Urban Land practice area declined by 1.6% in Q1 08 compared to Q1 07. Of the $1.1 million decrease, $8.3 million was due to a decline in revenue from internal growth and a foreign exchange impact of $6.1 million, offset by a $13.3 million increase in revenue due to acquisitions. We offer urban land services primarily in three core regions—Alberta and Ontario in Canada and California in the United States—and these regions account for approximately 70% of our urban land business. In addition, we have a modest urban land presence in Arizona, Nevada, Utah, Colorado, North Carolina, and Georgia and a small presence in other Canadian markets. The acquisitions we completed in 2007 in the US Northeast increased our urban land presence in New England and the Tri-State (New York, New Jersey, and Connecticut) area, and the addition of Trico strengthened our urban land presence in the southeastern United States and expanded our services

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

further into the coastal areas of the Carolinas. In addition, the acquisition of RHL in Q1 08 added commercial development services to this practice area.

Revenue for the Urban Land practice area continues to be impacted by a decline in housing starts in various parts of the United States, particularly California, partially offset by continued strong performance in starts in several regions in Canada. In Q1 08 single-family housing starts in the United States declined from December 31, 2007, levels. In response to these market conditions, our Urban Land group in the United States further reduced its staff levels in Q1 08.

The National Association of Home Builders in the United States forecasts that US single-family housing starts will continue to decline over the next few months, although at more moderate levels than in 2007 reaching a bottom in Q3 08. To mitigate the impact of this decline in activity, we continue to take advantage of work-sharing opportunities by using US-based staff to complete Canadian projects. In addition, we continue to monitor our short-term backlog and manage our staff levels as closely as possible to the work available. Although there is some softening in housing starts in Canada, overall the Canadian housing industry is expected to remain relatively strong throughout 2008 compared to historical standards.

Gross Margin

For a definition of gross margin, refer to the Definition of Non-GAAP Measures section, incorporated by reference, included in our 2007 Financial Review. Our gross margin as a percentage of net revenue was 55.0% in Q1 08 compared to 56.8% in Q1 07. Our overall Q1 08 gross margin percentage was lower but still within the anticipated target range of 55 to 57% set out in our 2007 Financial Review. All practice areas except Urban Land had lower gross margin percentages as indicated in the table below:

	Quarter ended March 31
Practice Area Gross Margin	2008	2007

Buildings	57.0%	57.8%
Environment	56.4%	58.3%
Industrial	48.3%	50.8%
Transportation	51.7%	55.4%
Urban Land	58.3%	58.2%

Factors that contributed to the decrease in gross margin percentages for these practice areas in Q1 08 compared to Q1 07 were a combination of reduced realized billing rates and increased costs to execute work and include the following:

•
In general, fluctuations in the margin reported from quarter to quarter depend on the particular mix of projects in progress during any quarter and our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle.

•
In the Buildings practice area, we pursued more work with P3 clients, particularly in Canada. P3 is becoming the preferred delivery model for certain public agencies. During the pursuit phase, we perform work for a reduced fee, which we expect to make up if we are successful in securing the project.

•
In the Transportation practice area, recent acquisitions increased the percentage of projects in the United States, where we traditionally have achieved lower gross margins due to lower billing rates. In addition, our labor costs increased due to poor project execution in several areas, and we were required to absorb certain of these costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

•
In the Industrial practice area, there was an increase in the percentage of projects with lower margins in the power and resources area. The majority of these projects were inherited from the Neill and Gunter acquisition. This acquisition also contributed to increased labor costs as acquired employees learned new processes and systems, resulting in decreased efficiency during the period.

•
In the Environment practice area, there was an increase in the percentage of projects with lower margins. The majority of these projects were inherited from acquisitions completed in Q4 07 and Q1 08. There was also a reduction in the gross margin percentage for this practice area due to integration activities for acquisitions completed during the quarter.

Administrative and Marketing Expenses

Our administrative and marketing expenses as a percentage of net revenue were 42.0% for Q1 08 compared to 42.5% for Q1 07, falling within our expected range of 41.5 to 43.5%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period, as well as by integration activities.

Amortization of Intangible Assets

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships and other intangible assets are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally less than one and a half years. As a result, the impact of the amortization of contract backlog can be significant in the two to six quarters following an acquisition. The table below summarizes the amortization of identifiable intangible assets for the first quarter of 2008 and 2007:

	Quarter ended March 31
(In thousands of Canadian dollars)	2008	2007
Amortization of client relationships	880	528
Amortization of backlog	1,672	390
Other	114	21
Total amortization of intangible assets	2,666	939

Our amortization of intangible assets increased by $1,727,000 in Q1 08 compared to Q1 07. These increases were mainly due to the amortization of the backlog balances of Vollmer, the Neill and Gunter companies, FMSM, and Secor. During the first quarter of 2008, $13.1 million in intangible assets were acquired from the Zande, RHL, and Secor acquisitions.

Based on the unamortized intangible asset balance remaining at the end of Q1 08, we expect our amortization expense for intangible assets for the full year 2008 to be in the range of $10.5 to $11.0 million by year-end. The actual expense may be impacted by any new acquisitions completed after Q1 08.

Net Interest Expense (Income)

We recognized a net interest expense of $1.5 million in Q1 08 compared to net interest income of $107,000 in Q1 07 because our long-term debt position throughout the first quarter of 2008 was higher than in the same period in 2007. As at March 31, 2008, $206.4 million was outstanding on our credit facility versus $41.6 million outstanding as at March 31, 2007. Depending on the form under which our credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates plus 65, 85, or 125 basis points. Our average

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

interest rate was 3.64% at March 31, 2008, compared to 5.98% at March 31, 2007. We estimate that, based on our credit facility balance at March 31, 2008, a 0.5% increase in interest rates, with all other variables held constant, would decrease our net income for the quarter by approximately $179,000 and decrease our basic earnings per share by less than $0.01. A 0.5% decrease in interest rates would have an equal and opposite impact on our net income.

Foreign Exchange Gains

During Q1 08, we recorded a foreign exchange gain of $359,000 compared to a gain of $178,000 in Q1 07. These foreign exchange gains arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. As at March 31, 2008, we had entered into foreign currency forward contracts that provided for the purchase of US$103.0 million at rates ranging from 0.98110 to 1.01453 per US dollar maturing over the next two months.

During Q1 08, we recorded an $11.9 million gain in our currency translation adjustments in other comprehensive income compared to a $2.7 million loss during Q1 07. These gains and losses arose on the translation of our US-based subsidiaries. The gain in Q1 08 was due to the weakening of the Canadian dollar from US$1.01 at December 31, 2007 to US$0.97 at March 31, 2008.

Income Taxes

Our effective income tax rate for the first quarter of 2008 was 30.1%, the same rate reported for the year ended December 31, 2007. Our 2007 effective income tax rate was reduced by the settlement of the Quebec Bill 15 issue (as described in our 2007 Financial Review), income tax rate reductions that decreased the carrying value on certain future income tax liabilities, and a shift in income earned in our lower tax rate jurisdictions. The statutory rate reductions introduced in the fall of 2007 as well as our estimated earnings in each of our tax jurisdictions are reflected in our effective tax rate calculated for 2008.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Quarterly Unaudited Financial Information
(In millions of Canadian dollars, except per share amounts)	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007

Gross revenue	291.8	258.3	235.3	244.7
Net revenue	254.9	215.9	207.0	215.7
Net income	16.9	19.0	17.4	17.5
EPS – basic	0.37	0.42	0.38	0.38
EPS – diluted	0.37	0.41	0.38	0.38

	Mar 31, 2007	Dec 31, 2006	Sep 30, 2006	Jun 30, 2006

Gross revenue	216.3	211.8	210.2	208.8
Net revenue	192.3	180.6	182.0	182.2
Net income	15.4	15.6	16.5	16.7
EPS – basic	0.34	0.35	0.36	0.37
EPS – diluted	0.33	0.34	0.36	0.36
The quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

The following table summarizes the impact of acquisitions, internal growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

(In millions of Canadian dollars)	Q1 08 vs. Q1 07	Q4 07 vs. Q4 06	Q3 07 vs. Q3 06	Q2 07 vs. Q2 06

Increase (decrease) in gross revenue due to:

Acquisition growth	89.7	46.5	27.4	22.3

Net internal growth	(0.3)	11.6	3.5	15.2

Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(13.9)	(11.6)	(5.8)	(1.6)

Total increase in gross revenue	75.5	46.5	25.1	35.9

During Q2 07, our gross revenue increased by $35.9 million, or 17.2%, to $244.7 million compared to $208.8 million for the same period in 2006. Approximately $22.3 million of this increase resulted from acquisitions completed in 2006 and 2007 and $15.2 million in internal growth, offset by $1.6 million in foreign exchange due to the stronger Canadian dollar in Q2 07 compared to Q2 06. Net income increased by $0.8 million, or 4.8%, in Q2 07 compared to the same period in 2006, and basic earnings per share increased by $0.01 compared to the same period in 2006. Net income did not increase in line with net revenue due to an increase in administrative and marketing expenses in Q2 07 as we focused on the integration of approximately 670 staff from the acquisition of Vollmer, Land Use Consultants, Inc., and Geller. In addition, we incurred $2.8 million in bad debt expense in Q2 07 compared to Q2 06 as a result of an adjustment to our provision based on historical experience. We also incurred a $2.2 million expense for self-insured professional liabilities claims in Q2 07 versus a $1.0 million

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

recovery in Q2 06. Our claims expense fluctuates based on the results of actuarial reviews as well as the timing of the initiation and settlement of claims.

During Q3 07, our gross revenue increased by $25.1 million, or 11.9%, to $235.3 million compared to $210.2 million for the same period in 2006. Approximately $27.4 million of this increase resulted from acquisitions completed in 2006 and 2007 and $3.5 million in internal growth, offset by $5.8 million in foreign exchange due to the stronger Canadian dollar in Q3 07 compared to Q3 06. Net income increased by $0.9 million, or 5.5%, in Q3 07 compared to the same period in 2006, and basic earnings per share increased by $0.02 compared to the same period last year. As in Q2 07, net income did not increase in line with net revenue due to an increase in administrative and marketing expenses in Q3 07 because of our focus on the integration of approximately 300 staff from the acquisition of Trico Engineering and Chong Partners during the quarter and on the continued integration of more than 970 staff acquired year to date.

During Q4 07, our gross revenue increased by $46.5 million, or 22.0%, to $258.3 million compared to $211.8 million for the same period in 2006. Approximately $46.5 million of this increase resulted from acquisitions completed in 2006 and 2007 and internal growth of $11.6 million, offset by a foreign exchange impact of $11.6 million due to the strengthening of the Canadian dollar in Q4 07 compared to Q4 06. Net income increased by $3.4 million, or 21.8%, in Q4 07 compared to the same period in 2006. Basic earnings per share increased by $0.07, or 20.0%, in Q4 07 compared to the same period in Q4 06. Our Q4 07 net income was positively affected by growth in gross revenue and a $1.1 million decline in income tax expense. Our Q4 07 net income was negatively impacted by a $15.5 million increase in administrative and marketing expenses due to focusing on the integration of approximately 790 staff from the acquisition of Woodlot Alternatives, Inc., the Neill and Gunter companies, Moore Paterson Architects Inc., and Murphy Hilgers Architects Inc. during the quarter and on the continued integration of staff added through acquisitions during 2007. As well, depreciation increased $1.7 million in Q4 07 compared to Q4 06 due to the inclusion of property and equipment from companies acquired in the quarter and year to date.

LIQUIDITY AND CAPITAL RESOURCES

The following table represents summarized working capital information as at March 31, 2008, compared to December 31, 2007:

(In millions of Canadian dollars, except ratios)	Mar 31, 2008	Dec 31, 2007	Change

Current assets	399.0	323.2	75.8
Current liabilities	(218.5)	(232.7)	14.2
Working capital	180.5	90.5	90.0
Ratio of current assets to current liabilities	1.83	1.39	n/a
note: Working capital is calculated by subtracting current liabilities from current assets. The current ratio is calculated by dividing current assets by current liabilities.

Our cash flows from (used in) operating, investing, and financing activities for the first quarter of 2008 and 2007, as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Quarter ended March 31
(In millions of Canadian dollars)	2008	2007	$ Change

Cash flows used in operating activities	(53.8)	(15.7)	(38.1)
Cash flows used in investing activities	(88.9)	(8.4)	(80.5)
Cash flows from financing activities	132.0	38.9	93.1

Our liquidity needs can be met through a variety of sources, including cash generated from operations, borrowings from our $250 million credit facility, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, and sustaining capital spending on property and equipment.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

We believe that internally generated cash flows, supplemented by borrowings and additional equity issues, if necessary, will be sufficient to cover our normal operating and capital expenditures and currently anticipated acquisition activity in 2008. We have not invested in any asset-backed commercial paper (ABCP) and, therefore, do not consider that we are exposed to current uncertainties in the ABCP marketplace. We continue to manage our capital structure according to the management guideline established in our 2007 Financial Review of maintaining a net debt to equity ratio of less than 0.5 to 1. The net debt to equity ratio is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash held in escrow, divided by (2) shareholders’ equity. At March 31, 2008, our net debt to equity ratio was 0.56 to 1. We exceeded our internal target of less than 0.5 to 1 because we increased our long-term debt in order to finance opportune acquisitions made during the quarter. We have indicated that we are comfortable exceeding this target under these and similar circumstances.

Working Capital

Our working capital (current assets less current liabilities) at the end of Q1 08 was $180.5 million compared to $90.5 million at December 31, 2007. Current assets increased by $75.8 million, and current liabilities decreased by $14.2 million during this period. The increase in current assets from December 31, 2007, was due to a $71.7 million increase in accounts receivable and costs and estimated earnings in excess of billings resulting from our Company’s growth and the integration of acquisitions that occurred during Q4 07 and Q1 08. The decrease in current liabilities was due to the payment of annual employee bonuses during the quarter. As well, the decrease in current liabilities was due to the payment of higher than normal trade payables and accrued liabilities assumed on acquisitions completed in Q4 07.

Cash Flows Used in Operating Activities

Our cash flows used in operating activities increased by $38.1 million in Q1 08 compared to the same period in 2007. The quarter-over-quarter change was mainly due to a $30.5 million decline in cash receipts from clients, less cash paid to suppliers and employees. Our cash flows were affected by the payment of higher than normal trade payables and accrued liabilities assumed on acquisitions completed in Q4 07 and Q1 08. As well, our cash flows were affected by an increase in our investment in costs and estimated earnings in excess of billings and in accounts receivable to 94 days in Q1 08 compared to 91 days in Q1 07 and 94 days at December 31, 2007, as we continued to integrate the acquisitions made in Q4 07 and Q1 08. In addition, there was an increase of $6.3 million in net income taxes paid in Q1 08 compared to Q1 07.

Cash Flows Used in Investing Activities

Our cash flows used in investing activities increased by $80.5 million in Q1 08 compared to Q1 07. In Q1 08 we used $71.4 million for the acquisition of Zande, Rochester Signal, Secor, and RHL versus using $95,000 for acquisition activity in the same period in 2007. In addition, in Q1 08, $6.7 million was placed in an escrow account to be settled in the first quarter of 2009 pending the outcome of purchase price adjustment clauses included in the Zande and Secor purchase agreements.

As a professional services organization, we are not capital intensive. Funds spent on capital are primarily for property and equipment, including such items as computer equipment and business information systems software, furniture, leasehold improvements, and other office and field equipment. Our property and equipment purchases increased to $9.0 million in Q1 08 from $6.1 million in Q1 07. One factor that contributed to this increase was $2.7 million spent on improvements made to our Markham, Ontario, office to accommodate office consolidations. Our Q1 08 purchases were within the expected range for 2008 to support ongoing operational activity and growth. During Q1 08, our purchases of property and equipment were financed by cash flows from operations and from our revolving credit facility.

Cash Flows From Financing Activities

Our cash flows from financing activities increased by $93.1 million in Q1 08 compared to Q1 07. During Q1 08, we repaid $17.0 million of our revolving credit facility and then used $151.2 million of the facility, in part to finance the Zande, Rochester Signal, Secor, and RHL acquisitions. In Q1 07, we repaid $8.5 million of our revolving credit facility and used $41.7 million of the facility in late March, in part to fund the Vollmer acquisition completed on April 2, 2007. As at March 31, 2008, $31.3 million was available in the revolving credit facility for future activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Shareholders’ Equity

Share options exercised during the first quarter of 2008 generated cash of $730,000 compared to $1.1 million generated during the same period in 2007.

OTHER

Outstanding Share Data

As at March 31, 2008, there were 45,650,457 common shares and 1,678,162 share options outstanding. During the period of March 31, 2008, to April 25, 2008, no shares were repurchased under our normal course issuer bid and 11,000 share options were exercised. As at April 25, 2008, there were 45,661,457 common shares and 1,667,162 share purchase options outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, other liabilities, and operating and capital lease commitments as of March 31, 2008:

		Payment Due by Period
		Less than 1			After 5
Contractual Obligations	Total	year	1-3 years	4-5 years	years
		(In millions of Canadian dollars)
Long-term debt	271.3	35.0	236.0	0.1	0.2
Interest on debt	24.1	10.3	13.8	-	-
Other liabilities	2.6	0.3	-	-	2.3
Operating lease commitments	329.7	57.9	97.4	69.7	104.7
Capital lease commitments	0.8	0.4	0.3	0.1	-
Total contractual obligations	628.5	103.9	347.5	69.9	107.2

For further information regarding the nature and repayment terms of our long-term debt, refer to notes 4 and 9 in our unaudited interim consolidated financial statements for the quarter ended March 31, 2008. Our operating lease commitments include obligations under office space rental agreements, and our other liabilities include amounts payable under our deferred share unit plan.

Off-Balance Sheet Arrangements

In the normal course of business, we enter into letters of credit including the guarantee of certain office rental obligations. We also provide indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. As at March 31, 2008, our only significant off-balance sheet financial arrangements related to letters of credit in the amount of $1.9 million (December 31, 2007 – $1.9 million) that expire at various dates before April 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Related-Party Transactions

No related-party transactions were made during the first quarter of 2008.

OUTLOOK

The outlook for our Company for the remainder of 2008 continues to be positive since we operate in a highly diverse infrastructure and facilities market in North America. Results may fluctuate from quarter to quarter depending on variables such as project mix, economic factors, and integration activities from acquisitions. For the first quarter of 2008, there have been no significant changes in our industry environment or market opportunities, and our expectations remain consistent with those described in the Outlook section of the Management’s Discussion and Analysis included in our 2007 Financial Review except as indicated below.

In our 2007 Financial Review, we noted that, according to the Canada Mortgage and Housing Corporation (CMHC), single detached housing starts in Canada were expected to decrease by 8.1% to 107,500 units in 2008. The CMHC later revised its forecast to a decrease of 10.6% to 106,300 units. Despite this decline, Canadian housing starts remain strong by historical standards. In addition, during the first quarter of 2008, the Conference Board of Canada revised its forecasted GDP growth from 2.8% to 2.2% due to the slowdown in the United States and a strong Canadian dollar. As well, the Canadian federal and provincial governments increased their 2008 plans for infrastructure spending. For example, Ontario pledged $1 billion in new infrastructure spending over and above its “Move Ontario” plan. In Saskatchewan the government released a $1 billion “Ready for Growth Initiative” to ensure that infrastructure spending keeps up with provincial growth.

In our 2007 Financial Review, we noted that, according to the National Association of Home Builders in the United States, seasonally adjusted annual rates of single-family housing starts were expected to bottom out at around 780,000 units in 2008. This forecast has since been revised to 689,000 units. In addition, the Congressional Budget Office in its Budget and Economic Outlook has revised the forecasted 2008 US GDP growth from 1.75% to 1.9% due to recent monetary and fiscal policy actions.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

The preparation of our financial statements in accordance with Canadian GAAP requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. This Management’s Discussion and Analysis includes references to and uses measures and terms that are not specifically defined in the CICA Handbook and do not have any standardized meaning prescribed by GAAP. These non-GAAP measures may not be comparable to similar measures presented by other companies. For the first quarter ended March 31, 2008, there has been no significant change in our critical accounting estimates or description of non-GAAP accounting measures from those included in our 2007 Financial Review and incorporated by reference. Readers are encouraged to refer to this discussion in our 2007 Financial Review for additional information.

For the quarter ended March 31, 2008, there has been no significant change in our accounting developments as described in our 2007 Financial Review except for the adoption of the CICA Handbook Section 1535, “Capital Disclosures”; Section 3862 “Financial Instruments—Disclosures”; and Section 3863, “Financial Instruments—Presentation.”

Financial Instruments—Disclosures and Presentation. Effective January 1, 2008, we adopted the new CICA Handbook Section 3862, “Financial Instruments—Disclosures,” and Section 3863, “Financial Instruments—Presentation.” These pronouncements further aligned Canadian GAAP with US GAAP and International Financial Reporting Standards. Section 3862 requires companies to provide disclosures in their financial statements that enable users to evaluate a) the significance of financial instruments for their financial position and performance and b) the nature and extent of risks arising from financial instruments to which they are exposed during the period and at the balance sheet date and how they manage those risks. Section 3863 establishes standards for the presentation of financial instruments. It addresses the classification of financial

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

instruments between liability and equity; the classification of related interest, dividends, and losses and gains; and the circumstances in which financial assets and financial liabilities are offset. The adoption of these new standards did not have an effect on our financial position or on the results of our operations but enhanced the note disclosure in our consolidated financial statements. We applied these new accounting standards prospectively.

Capital Disclosures. Effective January 1, 2008, we adopted the new CICA Handbook Section 1535, “Capital Disclosures.” This section establishes standards for disclosing information about a company’s capital and how it is managed in order that a user of the company’s financial statements may evaluate its objectives, policies, and processes for managing capital. The adoption of this new standard did not have an effect on our financial position or on the results of our operations but did enhance the note disclosure in our consolidated financial statements. We applied this new accounting standard prospectively.

CONTROLS AND PROCEDURES

There were no changes in our internal control over financial reporting during the quarter ended March 31, 2008, that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

RISK FACTORS

For the quarter ended March 31, 2008, there has been no significant change in our risk factors from those described in our 2007 Financial Review. This includes our exposure to market factors that can affect our performance with respect to currency and interest rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS
STANTEC INC. (UNAUDITED)

Consolidated Balance Sheets
(Unaudited)
	March 31	December 31
	2008	2007
(In thousands of Canadian dollars)	$	$

ASSETS (note 4)
Current
Cash and cash equivalents	3,671	14,175
Cash held in escrow (note 2)	6,701	-
Accounts receivable, net of allowance for doubtful accounts of
$13,111 in 2008 ($10,508 – 2007)	248,745	206,063
Costs and estimated earnings in excess of billings	94,092	65,064
Income taxes recoverable	8,795	5,019
Prepaid expenses	7,974	6,617
Future income tax assets	13,987	13,308
Other assets (note 3)	15,042	13,002

Total current assets	399,007	323,248
Property and equipment	97,515	88,156
Goodwill	417,119	332,922
Intangible assets	43,037	32,288
Future income tax assets	13,687	12,074
Other assets (note 3)	25,961	24,873

Total assets	996,326	813,561

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	2,415	-
Accounts payable and accrued liabilities	127,742	155,020
Billings in excess of costs and estimated earnings	38,483	34,423
Income taxes payable	-	9,955
Current portion of long-term debt (note 4)	35,410	21,549
Future income tax liabilities	14,459	11,750

Total current liabilities	218,509	232,697
Long-term debt (note 4)	236,614	74,539
Future income tax liabilities	27,639	20,718
Other liabilities (note 5)	44,120	42,909

Total liabilities	526,882	370,863

Shareholders' equity
Share capital	219,240	218,790
Contributed surplus	6,795	6,266
Deferred stock compensation	-	(110)
Retained earnings	300,795	286,780
Accumulated other comprehensive income (note 10)	(57,386)	(69,028)

Total shareholders' equity	469,444	442,698

Total liabilities and shareholders' equity	996,326	813,561
See accompanying notes

STANTEC INC. (UNAUDITED)

Consolidated Statements of Income
(Unaudited)
	For the quarter ended
	March 31
	2008	2007
(In thousands of Canadian dollars, except shares outstanding and per share amounts)	$	$

INCOME
Gross revenue	291,803	216,311
Less subconsultant and other direct expenses	36,944	23,964

Net revenue	254,859	192,347
Direct payroll costs	114,607	83,007

Gross margin	140,252	109,340
Administrative and marketing expenses (notes 7 and 13)	106,969	81,675
Depreciation of property and equipment	5,367	4,088
Amortization of intangible assets	2,666	939
Net interest (income) expense (note 4)	1,502	(107)
Share of (income) loss from associated companies	106	(69)
Foreign exchange gains	(359)	(178)
Other income (note 3)	(230)	(278)

Income before income taxes	24,231	23,270

Income taxes
Current	3,999	7,467
Future	3,295	375

Total income taxes	7,294	7,842

Net income for the period	16,937	15,428

Weighted average number of shares outstanding – basic	45,651,391	45,481,764

Weighted average number of shares outstanding – diluted	46,231,241	46,125,051

Shares outstanding, end of the period	45,650,457	45,534,408

Earnings per share (note 7)
Basic	0.37	0.34

Diluted	0.37	0.33
See accompanying notes

STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders' Equity and Comprehensive Income
(Unaudited)

						Accumulated
						Other
	Shares	Share	Contributed	Deferred		Comprehensive
	Outstanding	Capital	Surplus	Stock	Retained	Income (AOCI)
	(note 7)	(note 7)	(note 7)	Compensation	Earnings	(note 10)	Total
(In thousands of Canadian dollars, except shares
outstanding)	#	$	$	$	$	$	$

Balance, December 31, 2006	45,201,785	212,781	5,458	(250)	217,750	(24,363)	411,376

Comprehensive income:

Net income					15,428		15,428
Currency translation adjustments						(2,679)	(2,679)
Unrealized gains on financial assets						215	215
Realized gains transferred to net income						(2)	(2)
Total comprehensive income					15,428	(2,466)	12,962

Share options exercised for cash	317,062	1,098					1,098
Stock-based compensation expense			359	69			428
Reclassification of fair value of stock options previously expensed		197	(197)				-

Shares issued on vesting of restricted shares	15,561	191	(481)				(290)

Balance, March 31, 2007	45,534,408	214,267	5,139	(181)	233,178	(26,829)	425,574

Retained earnings and AOCI						206,349

Balance, December 31, 2007	45,698,143	218,790	6,266	(110)	286,780	(69,028)	442,698

Comprehensive income:

Net income					16,937		16,937
Currency translation adjustments						11,945	11,945
Unrealized losses on financial assets						(312)	(312)
Realized losses transferred to net income						9	9
Total comprehensive income					16,937	11,642	28,579

Share options exercised for cash	61,194	730					730
Stock-based compensation expense			984	110			1,094
Shares repurchased under normal course issuer bid	(112,400)	(538)	(16)		(2,922)		(3,476)
Reclassification of fair value of stock options previously expensed		225	(225)				-
Shares issued on vesting of restricted shares	3,520	33	(214)				(181)

Balance, March 31, 2008	45,650,457	219,240	6,795	-	300,795	(57,386)	469,444

Retained earnings and AOCI						243,409
See accompanying notes

STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows
(Unaudited)
	For the quarter ended
	March 31
	2008	2007
(In thousands of Canadian dollars)	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients	255,569	210,699
Cash paid to suppliers	(90,714)	(65,627)
Cash paid to employees	(198,695)	(148,414)
Dividends from equity investments	150	250
Interest received	559	1,353
Interest paid	(1,104)	(773)
Income taxes paid	(20,320)	(13,683)
Income taxes recovered	781	458

Cash flows used in operating activities (note 14)	(53,774)	(15,737)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, including cash acquired (note 2)	(71,414)	(95)
Restricted cash used for acquisitions	-	319
Cash held in escrow (note 2)	(6,701)	-
Increase in investments held for self-insured liabilities	(1,968)	(2,576)
Proceeds on disposition of investments	2	5
Purchase of property and equipment	(9,013)	(6,076)
Proceeds on disposition of property and equipment	204	17

Cash flows used in investing activities	(88,890)	(8,406)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(17,010)	(8,522)
Proceeds from long-term borrowings	151,163	41,695
Repayment of acquired bank indebtedness	(1,747)	-
Net change in bank indebtedness financing	2,415	4,613
Repayment of capital lease obligation	(106)	-
Repurchase of shares for cancellation	(3,476)	-
Proceeds from issue of share capital	730	1,098

Cash flows from financing activities	131,969	38,884

Foreign exchange gain (loss) on cash held in foreign currency	191	(326)

Net increase (decrease) in cash and cash equivalents	(10,504)	14,415
Cash and cash equivalents, beginning of the period	14,175	28,363

Cash and cash equivalents, end of the period	3,671	42,778
See accompanying notes

STANTEC INC. (UNAUDITED)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1	.	General Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) on a basis consistent with those used in the preparation of the Company's December 31, 2007, annual consolidated financial statements except as described below. Because the disclosures included in these interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements, these interim consolidated financial statements should be read in conjunction with the December 31, 2007, annual consolidated financial statements. In management's opinion, these interim consolidated financial statements include all the adjustments necessary to present fairly such interim consolidated financial statements. The consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for interim periods are not necessarily indicative of results on an annual basis due to short-term variations as well as the timing of acquisitions, if any, during interim periods.

a	)	Change in accounting policies

Financial Instruments—Disclosures and Presentation. Effective January 1, 2008, the Company adopted the new CICA Handbook Section 3862, “Financial Instruments—Disclosures,” and Section 3863, “Financial Instruments—Presentation.” These pronouncements further aligned Canadian GAAP with US GAAP and International Financial Reporting Standards (IFRS). Section 3862 requires companies to provide disclosures in their financial statements that enable users to evaluate a) the significance of financial instruments for their financial position and performance and b) the nature and extent of risks arising from financial instruments to which they are exposed during the period and at the balance sheet date and how they manage those risks. Section 3863 establishes standards for the presentation of financial instruments. It addresses the classification of financial instruments between liability and equity; the classification of related interest, dividends, and losses and gains; and the circumstances in which financial assets and financial liabilities are offset. The adoption of these new standards did not have an effect on the Company’s financial position or on the results of its operations. The Company has applied these new accounting standards prospectively in note 8, Financial Instruments.

Capital Disclosures. Effective January 1, 2008, the Company adopted the new CICA Handbook Section 1535, “Capital Disclosures.” This section establishes standards for disclosing information about a company’s capital and how it is managed in order that a user of the company’s financial statements may evaluate its objectives, policies, and processes for managing capital. The adoption of this new standard did not have an effect on the Company’s financial position or on the results of its operations. The Company has applied this new accounting standard prospectively in note 9, Capital Management.

b	)	Recent accounting pronouncements

International Financial Reporting Standards. The CICA plans to converge Canadian GAAP for public companies with IFRS over a transition period that is expected to end in 2011. The impact of this transition to IFRS on the Company’s consolidated financial statements has not been determined.

2	.	Business Acquisitions

Acquisitions are accounted for under the purchase method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors' final financial statements and income tax returns have been prepared and accepted by the Company. Such preliminary purchase price allocations are based on management's best estimates of the fair values of the acquired assets and liabilities. Upon finalization, adjustments to the initial estimates may be required, and these adjustments may be material.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS STANTEC INC. (UNAUDITED)

The purchase prices of acquisitions may be subject to price adjustment clauses included in the purchase agreements. At each balance sheet date, these purchase price adjustment clauses are reviewed and may result in an increase or reduction to the note consideration recorded at acquisition to reflect either more or less non-cash working capital than was originally recorded.

As at March 31, 2008, additional consideration, specified in certain purchase agreements, may be payable based on future performance parameters. This contingent consideration is recognized as an adjustment to goodwill in the period in which the contingency is resolved. In some cases, the dollar amount of the contingent consideration is determinable and written in the purchase agreement but is still not recorded until the contingency is resolved. As at March 31, 2008, there was $300,000 (March 31, 2007 – nil) contingent consideration of this nature.

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation as services are provided by the employees.

Acquisitions in Q1 08

On January 2, 2008, the Company acquired the shares and business of The Zande Companies, Inc. for cash consideration and notes payable. In addition, US$1.56 million was placed in an escrow account to be settled on January 2, 2009, pending the outcome of purchase price adjustment clauses included in the purchase agreement. A corresponding US$1.56 million obligation was recorded at acquisition. Any increase or reduction to this obligation will be recorded as an adjustment to goodwill. The acquisition of this firm strengthened the Company's operations in the midwestern United States and increased the depth of its service offerings to public sector clients in the environment sector. The Zande Companies, Inc. provides services mainly in water and wastewater treatment facility design, environmental management, and transportation, as well as complementary services in planning, landscape architecture, surveying, and land development.

On January 2, 2008, the Company acquired the net assets and business of Rochester Signal, Inc. for cash consideration and notes payable. The addition of this firm supplemented the existing transit-related services offered by the Company. Rochester Signal, Inc. provides signal design and related construction management, installation, and testing services, along with engineering support for the development of all types of rail systems, from main and commuter lines to rapid transit and light rail.

On February 1, 2008, the Company acquired the shares and business of SII Holdings, Inc. (Secor) for cash consideration. In addition, US$5 million was placed in an escrow account to be settled on February 1, 2009, pending the outcome of purchase price adjustment clauses included in the purchase agreement. A corresponding US$5 million obligation was recorded at acquisition. Any increase or reduction to this obligation will be recorded as an adjustment to non-cash working capital and/or goodwill. The acquisition of this firm significantly increased the Company’s service offerings in the environment sector. Secor provides expertise in downstream marketing remedial services to the US energy industry, as well as comprehensive environmental remediation services to the manufacturing, chemical, pulp and paper, and transportation industries.

On March 14, 2008, the Company acquired the shares and business of RHL Design Group, Inc. for cash consideration and promissory notes. The acquisition of this firm, headquartered in Petaluma, California, with several offices in the western United States, significantly increased the Company's commercial development services. RHL Design Group, Inc. provides full program implementation and comprehensive design services to commercial clients with regional or national multilocation facilities.

During the first quarter of 2008, the Company adjusted the purchase price on the Carinci Burt Rogers Engineering, Inc., Trico Engineering Consultants, Inc., Chong Partners Architecture, Inc., Woodlot Alternatives, Inc., Neill and Gunter companies, Murphy Hilgers Architects Inc., and Fuller, Mossbarger, Scott & May Engineers, Inc. acquisitions pursuant to purchase price adjustment clauses included in the purchase price agreements. These adjustments impacted non-cash working capital and notes payable.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS STANTEC INC. (UNAUDITED)

During the first quarter of 2008, the purchase price allocation for the Vollmer Associates LLP acquisition was finalized. The purchase price allocations for the Geller DeVellis, Inc., Trico Engineering Consultants, Inc., Chong Partners Architecture, Inc., Woodlot Alternatives, Inc., Neill and Gunter companies, Moore Paterson Architects Inc., Murphy Hilgers Architects Inc., Fuller, Mossbarger, Scott & May Engineers, Inc., The Zande Companies, Inc., Rochester Signal, Inc., Secor, and RHL Design Group, Inc. acquisitions have not been finalized. The Company expects to finalize the purchase price allocations for Geller DeVellis, Inc. during the second quarter of 2008; the purchase price allocations for Trico Engineering Consultants, Inc., Chong Partners Architecture, Inc., and Woodlot Alternatives, Inc. during the third quarter of 2008; the purchase price allocations for the Neill and Gunter companies, Moore Paterson Architects Inc., Murphy Hilgers Architects Inc., Fuller, Mossbarger, Scott & May Engineers, Inc., The Zande Companies, Inc., and Rochester Signal, Inc. during the fourth quarter of 2008; and the purchase price allocations for Secor and RHL Design Group, Inc. during the first quarter of 2009.

Acquisitions in Q1 07

On March 9, 2007, the Company acquired the net assets and business of Nicolson Tamaki Architects Inc. for cash consideration and promissory notes. This acquisition supplemented the Company's architecture services in British Columbia, Canada.

During the first quarter of 2007, the Company adjusted the purchase price on the Keen Engineering Co. Ltd., Carinci Burt Rogers Engineering, Inc., Dufresne-Henry, Inc., and ACEx Technologies, Inc. acquisitions pursuant to purchase price adjustment clauses included in the purchase agreements.

During the first quarter of 2007, the purchase price allocations for the Dufresne-Henry, Inc. and ACEx Technologies, Inc. acquisitions were finalized.

Aggregate consideration paid

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for in the first quarter of each year are as follows:

	2008	2007
(In thousands of Canadian dollars)	$	$

Cash consideration	76,057	95
Notes payable	20,062	198

Purchase price	96,119	293

Assets and liabilities acquired at fair values
Cash acquired	4,643	-
Bank indebtedness assumed	(1,747)	-
Non-cash working capital	19,029	(195)
Property and equipment	8,512	(36)
Investments	-	3
Goodwill	74,747	1,094
Intangible assets
Client relationships	9,410	(1,012)
Contract backlog	3,994	(334)
Other	(1,191)	(152)
Other long-term liabilities	(646)	-
Long-term debt	(15,976)	-
Future income taxes	(3,789)	925
Capital lease obligations	(867)	-

Net assets acquired	96,119	293

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS STANTEC INC. (UNAUDITED)

Of the goodwill and intangible assets resulting from acquisitions completed in the first quarter of 2008, $14,790,000 (2007 –$169,000) is deductible for income tax purposes.

At the time of acquisition, management estimates the exit costs of consolidating or closing offices occupied by the acquired entity. These costs are accrued in other long-term liabilities as part of the purchase price allocation (note 5).

As a result of the acquisitions completed in the first quarter of 2008, the Company assumed commitments for operating leases of approximately $17,634,000 and for capital leases of approximately $1,000,000, with lease terms ranging from one to eight years.

3	.	Other Assets
			March 31	December 31
			2008	2007
		(In thousands of Canadian dollars)	$	$

		Investments held for self-insured liabilities	32,326	28,913
		Investments in associated companies	949	1,187
		Investments – other	711	701
		Holdbacks on long-term contracts	2,551	2,583
		Other	4,466	4,491
			41,003	37,875
		Less current portion of investments held for self-insured liabilities	15,042	13,002
			25,961	24,873

Investments held for self-insured liabilities consist of government and corporate bonds as well as equity securities. These investments are classified as available for sale and are stated at fair value as at March 31, 2008. The bonds bear interest at rates ranging from 2.88 to 7.00% per annum. Interest, dividends, and realized gains and losses on these investments are recorded in other income. The term to maturity of the bond portfolio ranges from within one to eight years.

4	.	Long-Term Debt
			March 31	December 31
			2008	2007
		(In thousands of Canadian dollars)	$	$

		Non-interest-bearing note payable	151	147
		Other notes payable	64,661	43,872
		Bank loan	206,429	52,069
		Capital lease obligations	783	-
			272,024	96,088
		Less current portion	35,410	21,549
			236,614	74,539

The carrying values of the other notes payable have been calculated using a weighted average effective rate of interest of 5.04% and may be supported by promissory notes where required. The notes are due at various times from 2008 to 2011. The aggregate maturity value of the notes is $64,780,000 (December 31, 2007 – $43,976,000). As at March 31, 2008, $46,114,000 (December 31, 2007 – $24,849,000) of the notes' carrying value was payable in US funds (March 31, 2008 –US$44,924,000; December 31, 2007 – US$25,068,000). The carrying value of the other notes payable approximates their fair value based on interest rates in effect at March 31, 2008.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS STANTEC INC. (UNAUDITED)

The Company has a revolving credit facility in the amount of $250 million that expires on August 31, 2010. The credit facility agreement includes a provision for access to an additional $50 million under the same terms and conditions upon approval from the lenders. The facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers' acceptance rates plus 65, 85, or 125 basis points. As at March 31, 2008, $162,929,000 of the bank loan was payable in US funds (US$158,723,000) and $43,500,000 was payable in Canadian funds. As at December 31, 2007, $49,069,000 of the bank loan was payable in US funds (US$49,500,000) and $3,000,000 in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company. The average interest rate applicable at March 31, 2008, was 3.64% (December 31, 2007 – 5.51%) . The credit facility contains restrictive covenants (note 9). All the assets of the Company are held as collateral under a general security agreement for the bank loan. The interest incurred on long-term debt in Q1 08 was $1,697,000 (Q1 07 – $133,000).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit. At March 31, 2008, the Company had issued and outstanding letters of credit totaling $141,000 (December 31, 2007– $141,000) payable in Canadian funds and $1,727,000 (US$1,682,000) (December 31, 2007 – $1,321,000, US$1,332,000) payable in US funds that expire at various dates before April 2009. At March 31, 2008, $31,346,000 was available in the revolving credit facility for future activities.

As at December 31, 2007, the Company had an additional $475,000 (US$479,000) (March 31, 2008 – nil) in letters of credit that were assumed from certain acquisitions completed in 2007. The Company has a US$4 million surety credit facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at March 31, 2008, $66,000 (US$65,000) in bonds had been issued under this credit facility.

As at March 31, 2008, the Company's capital lease obligations included capital leases bearing interest at rates ranging from 1.4 to 17.4% . These capital leases expire at various dates before October 2011.

5	.	Other Liabilities
			March 31	December 31
			2008	2007
		(In thousands of Canadian dollars)	$	$
		Provision for self-insured liabilities	19,131	17,659
		Deferred gain on sale leaseback	5,641	5,749
		Lease inducement benefits	16,767	16,191
		Liabilities on lease exit activities	4,665	4,112
		Liability for uncertain tax positions	1,255	1,412
		Other	2,788	3,220
			50,247	48,343
		Less current portion included in accrued liabilities	6,127	5,434
			44,120	42,909

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS STANTEC INC. (UNAUDITED)

Provision for self-insured liabilities
	March 31	December 31
	2008	2007
(In thousands of Canadian dollars)	$	$

Provision, beginning of the period	17,659	16,041
Current year provision	1,591	6,153
Payment for claims settlement	(422)	(2,822)
Impact of foreign exchange	303	(1,713)

Provision, end of the period	19,131	17,659

Liabilities on lease exit activities
	March 31	December 31
	2008	2007
(In thousands of Canadian dollars)	$	$

Liability, beginning of the period	4,112	2,833
Current year provision:
Established for existing operations	352	989
Resulting from acquisitions	446	740
Costs paid or otherwise settled	(494)	(1,522)
Adjustments to purchase price allocation	200	1,193
Impact of foreign exchange	49	(121)

Liability, end of the period	4,665	4,112

6	.	Financial Instruments—Forward Contracts

As at March 31, 2008, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of US$103,000,000 at rates ranging from 0.98110 to 1.01453 per US dollar maturing over the next two months. As at March 31, 2007, the Company had entered into foreign currency forward contract arrangements that provided for the sale of US$8.0 million at rates ranging from 1.1561 to 1.1725 per US dollar maturing over the next three months. These derivative financial instruments were entered into to mitigate foreign currency fluctuation risk on net operating assets denominated in US dollars. The fair value of these contracts, estimated using market rates as at March 31, 2008, resulted in a gain of $3,499,000 (2007 – gain of $104,000). The unrealized gains and losses relating to these derivative financial instruments were recorded in net income as foreign exchange gains.

7	.	Share Capital

During Q1 08, 112,400 common shares (Q1 07 – nil) were repurchased for cancellation pursuant to the Company's ongoing normal course issuer bid at a cost of $3,476,000. Of this amount, $538,000 and $16,000 reduced share capital and contributed surplus accounts, respectively, with $2,922,000 being charged to retained earnings.

During Q1 08, the Company recognized a stock-based compensation expense of $722,000 (Q1 07 – $917,000) in administrative and marketing expenses. Of the amount expensed, $984,000 related to the fair value of options granted, and $111,000 related to the restricted shares issued on The Keith Companies, Inc. acquisition, offset by a $373,000 reduction in deferred share unit compensation. Of the amount expensed during Q1 07, $359,000 related to the fair value of the options granted, $69,000 related to the restricted shares issued on The Keith Companies, Inc. acquisition, and $489,000 related to deferred share unit compensation. The fair value of options granted was reflected through contributed surplus; the deferred share unit compensation was reflected through accrued liabilities; and the restricted shares were reflected through deferred

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS STANTEC INC. (UNAUDITED)

stock compensation. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital. Upon the vesting of restricted shares, a portion of contributed surplus is credited to share capital.

Share options
		As at March 31

	2008		2007
		Weighted		Weighted
	Share	Average	Share	Average
	Options	Exercise Price	Options	Exercise Price
	#	$	#	$
Share options, beginning of the period	1,751,022	18.32	1,702,784	11.92
Exercised	(61,194)	11.93	(317,062)	3.46
Forfeited	(11,666)	23.84	(8,664)	17.91

Share options, end of the period	1,678,162	18.51	1,377,058	13.83

At March 31, 2008, 928,669 (March 31, 2007 – 765,056) share options were exercisable at a weighted average price of $11.91 (March 31, 2007 – $10.09).

At March 31, 2008, 462,500 options were antidilutive and therefore not considered in computing diluted earnings per share.

Deferred share units

Deferred share units are paid, in the form of cash, to the outside directors of the Company upon their death or retirement. These units are valued at the market price of the Company's common shares on the last trading day of the month of death or retirement, and are recorded at fair value based on the current market price of the Company's shares. As at March 31, 2008, 61,600 units were outstanding (Q1 07 – 53,600).

8	.	Financial Instruments

The Company classified its financial instruments as follows:

•
Cash and cash equivalents and cash held in escrow are classified as financial assets held for trading and are recorded at fair value, with realized and unrealized gains and losses reported in net income.

•	Accounts receivable net of allowance for doubtful accounts are classified as receivables and are accounted for at amortized cost, with realized gains and losses reported in net income.
•
Investments held for self-insured liabilities are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at which time the realized gains and losses are recognized in net income.

•
Bank indebtedness, accounts payable and accrued liabilities, and long-term debt are classified as other financial liabilities and are accounted for at amortized cost, with realized gains and losses reported in net income.

Fair Value

The fair value of a financial instrument on initial recognition is normally the transaction price, which is the value of the consideration given or received. Transaction costs on financial instruments are expensed when incurred. Purchases and sales of financial assets are accounted for at trade dates. Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. The fair values of cash and cash equivalents, cash held in escrow, accounts receivable, and accounts payable and accrued liabilities approximate their carrying amounts because of the short-term maturity of these instruments. The

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS STANTEC INC. (UNAUDITED)

carrying amount of bank loans approximates its fair value because the applicable interest rate is based on variable reference rates. The carrying values of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the financial statements.

Credit Risk
Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, investments held for self-insured liabilities, and accounts receivable.

The Company limits its exposure to credit risk by placing its cash and cash equivalents with high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The risk associated with bonds and equities is mitigated by the overall quality and mix of the investment portfolio.

The Company maintains an allowance for estimated credit losses on accounts receivable. The estimate is based on the best assessment of the collectibility of the related receivable balance based, in part, on the age of the outstanding accounts receivable and on its historical collection and loss experience.

The risk associated with accounts receivable is mitigated by providing services to diverse clients in various industries and sectors of the economy. The Company’s credit risk is not concentrated in any particular client, industry, economic, or geographic sector. In addition, management reviews accounts receivable past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors accounts receivable to an internal target of days of revenue in accounts receivable (a non-GAAP measure). At March 31, 2008, there were 68 days of revenue in accounts receivable (Q4 07 – 72 days). The maximum amount of credit risk exposure is limited to the carrying amount of the balances in the financial statements.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s liquidity needs can be met through a variety of sources, including cash generated from operations, long- and short-term borrowings from the $250 million credit facility, and the issuance of common shares. The Company believes that internally generated cash flows, supplemented by borrowings and additional equity issues, if necessary, will be sufficient to cover its normal operating and capital expenditures as well as currently anticipated acquisition activity in 2008.

Liquidity risk is managed according to the Company’s internal guideline of maintaining a debt to equity ratio of less than 0.5 to 1. The Company does not invest in any asset-backed commercial paper (ABCP) and, therefore, does not consider that it is exposed to current uncertainties in the ABCP marketplace.

Interest Rate Risk
Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rate interest. The Company is subject to interest rate cash flow risk to the extent that its credit facilities are based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities contain fixed-rate government and corporate bonds. As at March 31, 2008, the Company has not entered into any derivative agreements to mitigate these risks.

If the interest rate on the Company's loan balance at March 31, 2008, had been 0.5% higher, with all other variables held constant, net income for the quarter would have decreased by approximately $179,000. If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS STANTEC INC. (UNAUDITED)

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars (note 6).

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries and are recorded as currency translation adjustments in other comprehensive income. The Company does not hedge for this foreign exchange risk.

Foreign exchange fluctuations may arise on investments held for self-insured liabilities since these investments are mainly in Canadian and US dollars. Fluctuations on foreign currencies in these investments are recorded as currency translation adjustments in other comprehensive income until the investments are sold. At March 31, 2008, if the Canadian dollar had strengthened 2.5% against the US dollar, with all other variables held constant, other comprehensive income would have decreased by approximately $400,000 due to the translation of US investments held for self-insured liabilities. If the Canadian dollar had weakened 2.5% against the US dollar, there would have been an equal and opposite impact on other comprehensive income.

9	.	Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures as well as acquisition growth while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders' equity.

The Company’s capital structure is managed in order to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to equity ratio below 0.5 to 1
•	Return on equity (ROE) at or above 14%

These objectives are established on an annual basis and are monitored on a quarterly basis. The targets for 2008 remained unchanged from 2007.

Net debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash held in escrow, divided by (2) shareholders’ equity. The Company's net debt to equity ratio was 0.56 to 1 at March 31, 2008 (0.19 to 1– December 31, 2007). The Company exceeded its targeted net debt to equity ratio because it increased its long-term debt to finance acquisitions made during the quarter. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-GAAP measure, is calculated as net income for the last four quarters, divided by average shareholders' equity over each of these quarters. The Company's ROE was 16.4% for the four quarters ended March 31, 2008, (16.4% – December 31, 2007) and was within the targeted range.

The Company is subject to restrictive covenants related to its $250 million revolving credit facility that are measured on a quarterly basis. These covenants include, but are not limited to, debt to earnings ratio and earnings to debt service ratio. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under this agreement as at and throughout the quarter ended March 31, 2008.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS STANTEC INC. (UNAUDITED)

10	.	Accumulated Other Comprehensive Income

		Unrealized	Realized
	Currency	Gains (Losses)	(Gains) Losses
	Translation	on Financial	Transferred to
	Adjustments	Assets	Net Income	Total
(In thousands of Canadian dollars)	$	$	$	$

Balance, December 31, 2006	(24,844)	481	-	(24,363)
Current period activity	(2,679)	221	(2)	(2,460)
Income tax effect	-	(6)	-	(6)

Balance, March 31, 2007	(27,523)	696	(2)	(26,829)

Balance, December 31, 2007	(70,513)	1,730	(245)	(69,028)
Current period activity	11,945	(318)	9	11,636
Income tax effect	-	6	-	6

Balance, March 31, 2008	(58,568)	1,418	(236)	(57,386)

The foreign currency translation adjustments represent the unrealized gain or loss on the Company's net investment in self-sustaining US-based operations. The change in the currency translation adjustments during the year relates to the fluctuation in the value of the Canadian dollar relative to the US dollar. Balance sheet accounts denominated in US dollars have been translated to Canadian dollars at the rate of 1.0265 (December 31, 2007 – 0.9913) ..

11	.	Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision makers in allocating resources and assessing performance. The chief operating decision makers are the chief executive officer and the chief operating officer of the Company, and the Company's operating segments are based on its regional geographic areas.

The Company has three operating segments, which are aggregated into the Consulting Services reportable segment.

Geographic information	Property and Equipment,
	Goodwill, Intangible Assets

	March 31, 2008	December 31, 2007
(In thousands of Canadian dollars)	$	$

Canada	153,949	154,404
United States	403,207	298,470
International	515	492

	557,671	453,366

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS STANTEC INC. (UNAUDITED)

Geographic information	Gross Revenue
	For the quarter ended
	March 31
	2008	2007
(In thousands of Canadian dollars)	$	$

Canada	148,931	120,853
United States	140,672	93,261
International	2,200	2,197
	291,803	216,311
Gross revenue is attributed to countries based on the location of the work performed.

Practice area information	Gross Revenue
	For the quarter ended
	March 31
	2008	2007
(In thousands of Canadian dollars)	$	$

Consulting Services
Buildings	63,749	49,016
Environment	76,935	43,121
Industrial	49,464	29,099
Transportation	35,561	27,845
Urban Land	66,094	67,230

	291,803	216,311

12	.	Employee Future Benefits

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions made subject to maximum limits per employee. The Company accounts for such defined contributions as an expense in the period in which the contributions are made. The expense recorded in Q1 08 was $4,790,000 (Q1 07 – $3,633,000).

13	.	Investment Tax Credits

Investment tax credits arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. Investment tax credits of $199,000 (Q1 07 – nil) were recorded as a reduction of administrative and marketing expenses.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS STANTEC INC. (UNAUDITED)

14	.	Cash Flows From Operating Activities
Cash flows from operating activities determined by the indirect method are as follows:
	For the quarter ended
	March 31
	2008	2007
(In thousands of Canadian dollars)	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period	16,937	15,428
Add (deduct) items not affecting cash:
Depreciation of property and equipment	5,367	4,088
Amortization of intangible assets	2,666	939
Future income tax	3,295	375
Loss on dispositions of investments and property and equipment	(64)	(233)
Stock-based compensation expense	722	917
Provision for self-insured liability	1,591	1,584
Other non-cash items	(508)	(402)
Share of (income) loss from associated companies	106	(69)
Dividends from equity investments	150	250
	30,262	22,877

Change in non-cash working capital accounts:
Accounts receivable	(16,597)	2,237
Costs and estimated earnings in excess of billings	(7,197)	(8,686)
Prepaid expenses	689	1,546
Accounts payable and accrued liabilities	(48,125)	(31,153)
Billings in excess of costs and estimated earnings	2,620	3,208
Income taxes payable/recoverable	(15,426)	(5,766)
	(84,036)	(38,614)

Cash flows used in operating activities	(53,774)	(15,737)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL
STATEMENTS STANTEC INC. (UNAUDITED)

Shareholder Information
Transfer Agent
Computershare Trust Company of Canada
Calgary, Alberta

Auditors
Ernst & Young LLP Chartered Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial Bank of
Commerce

Securities Exchange Listing
Stantec shares are traded
on the Toronto Stock Exchange
under the symbol STN and on
the New York Stock Exchange
under the symbol SXC.

Investor Relations
Stantec Inc.
10160 - 112 Street
Edmonton AB
Canada T5K 2L6
Tel: (780) 917-7000
Fax: (780) 917-7330
ir@stantec.com